Exhibit 19

UNIFI, INC.

INSIDER TRADING POLICY

(Updated as of November 2, 2022)

All directors, officers and employees (each, a “Covered Person”) of Unifi, Inc. (together with its subsidiaries, the “Company”) are subject to the provisions of this Insider Trading Policy (this “Policy”).

Covered Persons are required to be familiar with and abide by this Policy. You must read it carefully and retain it. From time to time employees may also be asked to re-certify in writing that they have followed this Policy.

Certain of the following standards and rules are, of necessity, general in nature. In practice, there may be situations that warrant exceptions or interpretations that must be approved by the General Counsel or the Chief Financial Officer (each, a “Designated Officer”). If you have questions regarding this Policy, you should contact a Designated Officer. If you suspect a violation of this Policy, you should contact a Designated Officer or use the Company’s Ethics & Compliance Hotline.

WHAT IS “INSIDER TRADING”?

“Insider trading” generally involves the purchase or sale of securities while aware of material nonpublic information (“Inside Information”). A person who communicates Inside Information to another person may be liable if such person then purchases or sells a security while aware of the Inside Information.

Penalties for insider trading violations are substantial. Civil penalties may be as high as three times the profit gained or loss avoided as a result of an unlawful purchase or sale of a security. For controlling persons who knowingly or recklessly fail to take appropriate measures designed to prevent the occurrence of insider trading violations, civil penalties of up to the greater of three times the profit gained or loss avoided or $1,000,000 may be imposed. In addition, criminal fines and jail terms may be imposed.

WHAT IS “MATERIAL INFORMATION”?

Material information generally means information relating to a company that issues securities, such as information about its business operations or securities, the public dissemination of which would likely affect the market price of any of its securities, or which would likely be considered important by a reasonable investor in determining whether to buy, sell or hold such securities.

WHAT IS “NONPUBLIC INFORMATION”?

Information that has not been disclosed generally to the public is nonpublic. To show that information is public, there must be evidence that it is widely disseminated. All information that a Covered Person learns about the Company or its business plans in connection with his or her employment is potentially Inside Information until publicly disclosed by the Company.

EXAMPLES OF INSIDE INFORMATION

While it is not possible to provide an exhaustive list, the following are some of the types of information that would ordinarily be considered Inside Information: (i) news of a pending or proposed corporate acquisition, disposition or other significant business combination; (ii) financial results, especially quarterly and year-end earnings (and projections of future earnings or losses or other earnings guidance), and significant changes in financial results or liquidity; (iii) significant changes in corporate strategy or objectives; (iv) take-over bids or bids to buy back securities, including common stock, of the Company; (v) changes in ownership that may affect control of the Company; (vi) significant changes in management; (vii) significant changes in reserve levels or practices; (viii) public or private issues of additional equity or debt securities; (ix) significant changes in capital structure; (x) events of default under financings or other agreements; (xi) actual or threatened major litigation, or the resolution of such litigation; (xii) significant changes in operating or financial circumstances, cash-flow changes or liquidity changes; (xiii) the declaration of dividends other than in the ordinary course or a change in dividend policy; (xiv) earnings or revenue that are inconsistent with the consensus expectations of the investment community; and (xv) significant new ventures.

APPLICABLE TO COVERED INDIVIDUALS AND THEIR IMMEDIATE FAMILY MEMBERS

The following rules relate to Covered Person’s personal securities transactions. For purposes of this Policy, personal securities transactions include the securities transactions of a Covered Person’s immediate family members and of accounts in which the Covered Person or his or her immediate family members have a beneficial interest or over which they exercise investment discretion or control. A Covered Person is responsible for the transactions of his or her immediate family members being in compliance with this Policy, including (if appropriate) pre-clearing and reporting such transactions as if they were for the Covered Person’s own account. If a Covered Person or his or her immediate family members exercise investment discretion or control over nonrelated customer accounts in the normal course of employment responsibilities, those accounts are not subject to the pre-clearance and reporting requirements described below. However, transactions in such accounts may be subject to review by audit or compliance personnel.

“Immediate family members” consist of your spouse, any minor children, older children living in your household, older children who rely primarily on you for financial support and any other relatives (by blood, marriage or otherwise) living in your household.

GENERAL PROHIBITION ON INSIDER TRADING

If you are aware of Inside Information concerning the Company, you are prohibited from buying, selling or recommending securities of the Company. You also may not disclose such information to any other person, unless:

•
that person is a Covered Person and has a need to know such information in connection with his or her responsibilities with the Company;
•
that person is employed by an outside firm (such as a law, accounting or investment banking firm) retained by the Company and needs to know the information in connection with the service to be provided by the firm to the Company; or
•
disclosure is otherwise authorized by a Designated Officer.

Once Inside Information is released to the public and has been widely disseminated, then you may buy, sell or recommend securities of that issuer unless otherwise restricted in this Policy. Unless you are sure that information is not Inside Information, you should presume that it is or consult with a Designated Officer.

BLACKOUT PERIODS

You are prohibited from purchasing or selling securities of the Company during the periods discussed below, known as “Blackout Periods”:

•
a period that begins fourteen (14) calendar days prior to the end of each fiscal quarter and ends after two full days of trading following the release to the public of the Company’s results for that quarter;
•
immediately after the Company has made a public announcement of material information until after two full days of trading following the information being released to the public; and
•
immediately upon notice by a Designated Officer or his or her designee of a suspension on trading because a material event is anticipated (e.g., a financial development, a merger, an acquisition or any other significant corporate action), until further notice.

All pending purchase and sale orders regarding the Company’s securities that could be executed during a Blackout Period must be canceled before the beginning of the Blackout Period.

OTHER PROHIBITED TRANSACTIONS

You are prohibited from engaging in transactions in any derivative of the Company’s securities, including, but not limited to, puts, calls and options. You also are prohibited from day trading (buying and selling the same securities during one (1) calendar day) and short selling (selling securities at a specified price on a specified date without owning the securities on the trade date) the Company’s securities. The receipt or exercise of an option grant or other derivative security pursuant to a Company compensation or stock plan is not a violation of this Policy.

You are prohibited from pledging any Company securities, purchasing any Company securities on margin or incurring any indebtedness secured by a margin or similar account in which Company securities are held, without the prior approval of the Audit Committee of the Company’s Board of Directors (the “Board”); provided, that the foregoing restriction on purchasing Company securities on margin does not apply to the “cashless exercise” of stock options (i.e., the exercise of a stock option where you sell some of the shares underlying the option to pay the taxes required to be withheld and/or the exercise price of the option so exercised).

PRE-CLEARANCE AND REPORTING REQUIREMENTS

Restricted Employees (as defined below) and directors are subject to additional pre-clearance and reporting requirements. Restricted Employees and directors must obtain the approval of a Designated Officer before doing the following (notwithstanding the below section “Certain Exceptions”):

•
buying or selling the Company’s securities or those of its affiliates that are publicly traded companies;
•
making changes in elections or intra-plan transfers involving the Company’s securities or phantom shares under any Company-sponsored compensation or benefit plan;
•
using the Company’s securities to secure a loan; or

•
making a gift of the Company’s securities.

“Restricted Employees” are the officers of the Company who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other employees designated by a Designated Officer. You will be informed if you have been designated a Restricted Employee.

If you are subject to these requirements, under no circumstance may you effect a transaction in any securities while you are aware of Inside Information, even if you have received pre-clearance. The ultimate responsibility for determining whether you have Inside Information rests with you. Pre- clearance of any particular transaction under this Policy will not necessarily protect you from liability under the laws prohibiting insider trading.

CERTAIN EXCEPTIONS

The following transactions are exempted from this Policy:

•
401(k) Contributions. The purchase of Company securities pursuant to systematic contributions to the Company’s 401(k) retirement plans is exempt from this Policy. However, as noted above, this exemption does not apply to an election to make an intra- plan transfer of an existing account balance into or out of the Company stock fund.

•
Employee Stock Purchase Plan. This Policy’s trading restrictions do not apply to periodic purchases of Company stock under the Unifi, Inc. Employee Stock Purchase Plan (the “ESPP”). The Policy’s trading restrictions do apply, however, to any sale of the shares of Company stock you have purchased under the ESPP.

•
Rule 10b5-1 Plans. A purchase or sale of Company securities in accordance with a trading plan adopted in accordance with Rule 10b5-1(c) under the Exchange Act shall not be deemed to be a violation of this Policy even though such trade takes place during a Blackout Period or while the Covered Person making such trade was aware of Inside Information. However, the trading plan, as well as any changes or amendments to the trading plan, must be adopted outside of a Blackout Period and at a time when such Covered Person is not aware of Inside Information. A trading plan is a contract, instruction or a written plan regarding the purchase or sale of securities, as more fully described in Rule 10b5-1(c). Each trading plan must be reviewed by a Designated Officer prior to establishment to confirm compliance with this Policy and applicable securities laws and may be subject to further restrictions implemented by the Designated Officers.
•
Stock Option Exercise. The exercise of stock options issued by the Company (but not the sale of any shares issued upon such exercise or purchase) is exempt from this Policy.
•
Gifts. Bona fide gifts of Company securities are exempt from this Policy if made to a member of the Covered Person’s immediate family or to a family trust that is controlled by the Covered Person.

POST-TERMINATION TRANSACTIONS

Upon termination of employment, a former Covered Person is still subject to trading restrictions.

If that former Covered Person has any Inside Information, he or she remains subject to the trading restrictions applicable to insiders, until the information becomes public or is no longer material.

Additionally, Restricted Employees and directors remain subject to the “short swing” trading limitations imposed following the termination of their employment or Board membership. The applicable six (6)- month period is measured from the date of the last purchase or sale, even though the Restricted Employee or director may have terminated his or her affiliation with the Company. All former Covered Persons are personally liable for any and all violations of the aforementioned trading policies.

AUDIT

Each Designated Officer has the authority to audit compliance with this Policy. Covered Persons must cooperate with such an audit, including requests to provide documentation.

NONCOMPLIANCE

If you fail to comply with this Policy (including the refusal to re-certify compliance with it upon request or cooperate with an audit), you will be subject to disciplinary action, which could include termination of employment. In addition, apparent or suspected violations of laws applicable to the Company’s business may be reported to appropriate authorities.

This Policy is not intended to result in the imposition of legal liability that would not exist in the absence of this Policy.

* * *